SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that it was received, on 21 October 2015, a Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 423/2015/CVM/SEP/GEA-1, requesting clarification relating to the news disclosed by the news agency Reuters Brasil, Business Section, under the title: "Eletrobras wants to receive up to R$ 5 billion with CELG D sale, says source".

In response to the Official Letter in question, the Company clarifies its shareholders and the market in general the following:

1.   According to the Market Announcement disclosed on May 7, 2015 and on May 14, 2015, Eletrobras, in accordance with the recommendation of the Privatization National Council ("CND"), pursuant to Article 10 of Law No. 9491 of 1997 deposited in the National Privatization Fund ("FND") the shares representing the of its stake in the capital of CELG Distribution SA ('CELG-D ");

2.   Through the Market Announcements above mentioned, Eletrobras also informed that the conditions for sale of control of CELG-D (price, number of shares, etc.) must be approved by the CND and also by the control bodies and the decision-making bodies of Eletrobras.

3.   All evaluations regarding the mentioned operation are in progress, provided by Eletrobras and Banco Nacional de Desenvolvimento Econômico e Social ("BNDES");

4.   BNDES, through Decree No. 8449, of May 13, 2015 has been designated as responsible for hiring the services and provide the technical support necessary to conduct the sale of CELG D shares owned by Eletrobras. In addition, according to Law No. 9491 of 1997, BNDES is the FND manager;

5.   Thereby, there is no new fact to be informed to the market, since it was not completed the financial evaluation of CELG D and therefore, there is no expectation on the part of Eletrobras about the values which may be obtained from such sale.

The Company will keep the market informed about the information regarding the CELG D.

Rio de Janeiro, October 22, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.